Exhibit 99.1

Canopy Growth Corporation

Notice to Reader

These consolidated financial statements are being filed to include statements in the independent registered public accounting firm’s auditor’s report to clarify that the consolidated financial statements have been filed in accordance with International Financial Reporting Standards “as issued by the International Accounting Standards Board”. The changes are being made to comply with the requirements of the United States Securities and Exchange Commission. No other changes have been made to the consolidated financial statements.

This notice does not form a part of the consolidated financial statements.

May 15, 2018

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(IN CANADIAN DOLLARS)

CANOPY GROWTH CORPORATION

TABLE OF CONTENTS

Independent auditor’s report	1

Amended and restated consolidated statements of financial position	2

Amended and restated consolidated statements of operations	3

Amended and restated consolidated statements of comprehensive income/(loss)	4

Amended and restated consolidated statements of changes in shareholders’ equity	5

Amended and restated consolidated statements of cash flows	6

Amended and restated notes to the consolidated financial statements	7-44

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of

Canopy Growth Corporation

We have audited the accompanying consolidated financial statements of Canopy Growth Corporation, which comprise the amended and restated consolidated statements of financial position as at March 31, 2017 and March 31, 2016, and the amended and restated consolidated statements of operations, amended and restated consolidated statements of comprehensive income/(loss), amended and restated consolidated statements of changes in shareholders’ equity and amended and restated consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canopy Growth Corporation as at March 31, 2017 and March 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Amended and Restated Consolidated Financial Statements

Without modifying our opinion, we draw attention to Note 2 to the consolidated financial statements, which explains that the consolidated financial statements for the year ended March 31, 2017 have been restated from those on which we originally reported on June 26, 2017.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

November 13, 2017

Toronto, Ontario

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	March 31,
(Expressed in CDN $000’s)	2017	2016
	(As restated -
	see note 2)
Assets
Current assets
Cash and cash equivalents (Note 18)	$101,800	$15,397
Restricted short-term investments (Note 5)	550	—
Amounts receivable (Note 6)	5,815	1,486
Biological assets (Note 7)	14,725	5,321
Inventory (Note 7)	45,981	22,153
Prepaid expenses and other assets	3,735	489

	172,606	44,846
Assets classified as held for sale (Note 9)	6,180	—

	178,786	44,846
Property, plant and equipment (Note 8)	96,270	44,984
Other financial assets (Note 2)	24,030	—
Intangible assets (Note 10)	162,263	31,861
Goodwill (Note 10)	241,371	20,866
Other assets	—	804

	$702,720	$143,361

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15,386	$6,107
Deferred revenue	588	533
Current portion of long-term debt (Note 12)	1,691	553

	17,665	7,193
Acquisition consideration related liabilities (Note 19)	—	1,258
Long-term debt (Note 12)	8,639	3,469
Deferred tax liability (Note 15)	35,924	7,413
Other long-term liabilities	766	243

	62,994	19,576

Commitments and contingencies (Note 17)
Shareholders’ equity
Share capital (Note 13)	621,541	131,080
Share-based reserve	23,415	5,804
Warrants	—	676
Accumulated other comprehensive income	16,098	—
Deficit	(21,296)	(13,775)

Equity attributable to Canopy Growth Corporation	639,758	123,785

Non-controlling interest	(32)	—

Total equity	639,726	123,785

	$702,720	$143,361

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

	March 31,	March 31,
(Expressed in CDN $000’s except share amounts)	2017	2016
	(As restated -
	see note 2)
Revenue	$39,895	$12,699

Unrealized gain on changes in fair value of biological assets (Note 7)	(61,143)	(38,805)
Inventory expensed to cost of sales	39,577	12,796
Other cost of sales	22,747	19,722

Cost of sales (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	1,181	(6,287)

Gross margin	38,714	18,986

Sales and marketing	12,960	5,653
Research and development	810	721
General and administration	16,858	8,177
Acquisition-related costs	7,369	1,155
Share of loss in equity investments	50	276
Share-based compensation expense (Note 13)	8,046	3,497
Share-based compensation expense related to acquisition milestones (Note 13)	690	—
Depreciation and amortization	6,064	2,256

	52,847	21,735

Loss from operations	(14,133)	(2,749)

Interest expense, net	(66)	(140)
Other expense, net	(585)	—
Fair value changes on financial assets (Note 2)	5,702	—
Increase in fair value of acquisition consideration related liabilities	(1,193)	(481)

	3,858	(621)

Net loss before income taxes	(10,275)	(3,370)

Income tax recovery (expense)	2,703	(126)

Net loss after income taxes	$(7,572)	$(3,496)

Net loss attributable to:
Canopy Growth Corporation	$(7,521)	$(3,496)
Non-controlling interest	(51)	—

	$(7,572)	$(3,496)

Earnings per share, basic and diluted
Net loss per share (Note 14):	$(0.06)	$(0.05)
Weighted average number of outstanding common shares:	118,989,713	77,023,935

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

	March 31,	March 31,
(Expressed in CDN $000’s)	2017	2016
	(As restated -
	see note 2)
Net loss after income taxes	$(7,572)	$(3,496)

Fair value changes on available-for-sale investments (Note 2)	18,328	—
Exchange differences on translating foreign operations	198	—
Income tax	(2,428)	—

	16,098	—
Total comprehensive income/(loss) for the year	$8,526	$(3,496)

Total comprehensive income/(loss) attributable to:
Canopy Growth Corporation	$8,577	$(3,496)
Non-controlling interest	(51)	—

	$8,526	$(3,496)

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

					Other comprehensive income
(Expressed in CDN $000’s except share amounts)	Number of shares	Share capital	Share-based reserve	Warrants	Exchange differences	Fair value changes	Deficit	Non-controlling interest	Shareholders’ equity
Balance at March 31, 2015	50,752,666	$49,826	$1,724	$138	$—	$—	$(10,279)	$—	$41,409
Exercise of warrants	4,314,225	7,772	—	(69)	—	—	—	—	7,703
Exercise of ESOP stock options	360,643	461	(142)	—	—	—	—	—	319
Issuance of shares for Bedrocan acquisition (Note 9 e)	35,202,818	57,733	931	607	—	—	—	—	59,271
Issuance of shares to former Prime 1 Construction Services owner	173,011	387	—	—	—	—	—	—	387
Issuance of shares for MedCannAccess acquisition (Note 9 f)	867,015	1,696	—	—	—	—	—	—	1,696
Equity financing—November 18, 2015	7,012,700	14,376	—	—	—	—	—	—	14,376
Share issue costs	—	(1,521)	—	—	—	—	—	—	(1,521)
Issuance of shares per LBC agreement	135,135	350	—	—	—	—	—	—	350
Share-based compensation	—	—	3,291	—	—	—	—	—	3,291
Net loss	—	—	—	—	—	—	(3,496)	—	(3,496)

Balance at March 31, 2016	98,818,213	131,080	5,804	676	—	—	(13,775)	—	123,785
Exercise of warrants (Note 13)	213,104	195	607	(676)	—	—	—	—	126
Exercise of ESOP stock options (Note 13)	4,010,865	11,036	(4,075)	—	—	—	—	—	6,961
Equity financing—April 15, 2016 (Note 13)—net of share issue costs of $707	5,002,500	10,799	—	—	—	—	—	—	10,799
Equity financing—August 24, 2016 (Note 13)—net of share issue costs of $2,407	9,453,000	32,096	—	—	—	—	—	—	32,096
Equity financing—December 22, 2016 (Note 13)—net of share issue costs of $3,886	5,662,000	56,131	—	—	—	—	—	—	56,131
Equity private placement financing—March 22, 2017 (Note 13)—net of share issue costs of $90	2,500,000	24,160	—	—	—	—	—	—	24,160
Issuance of shares per service agreements (Note 13)	156,240	1,333	—	—	—	—	—	—	1,333
Shares released from escrow related to the MedCann
Access acquisition (Note 13)	1,011,239	2,919	(468)	—	—	—	—	—	2,451
Shares released from escrow to LBC Holdings, Inc. (Note 13)	138,032	639	(639)	—	—	—	—	—	—
Issuance of shares for Mettrum acquistion (Note 9 a)	34,265,042	337,511	12,143	—	—	—	—	—	349,654
Share issue costs associated with Mettrum acquistion	—	(997)	—	—	—	—	—	—	(997)
Issuance of shares for MedCann GmbH acquistion (Note 9 b)	674,631	10,406	—	—	—	—	—	—	10,406
Issuance of shares for Vert acquistion (Note 9 c)	58,978	1,664	—	—	—	—	—	—	1,664
Issuance of shares for Hemp.CA acquistion (Note 9 d)	129,021	1,711	—	—	—	—	—	19	1,730
Issuance of shares for 1 Hershey Drive purchase (Note 9)	94,397	858	—	—	—	—	—	—	858
Fair value changes on available-for-sale investments, net of tax	—	—	—	—	—	15,900	—	—	15,900
Share-based compensation	—	—	10,043	—	—	—	—	—	10,043
Net loss	—	—	—	—	—	—	(7,521)	(51)	(7,572)
Other comprehensive income	—	—	—	—	198	—	—	—	198

Balance at March 31, 2017 (As restated—see note 2)	162,187,262	$621,541	$23,415	$—	$198	$15,900	$(21,296)	$(32)	$639,726

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

	March 31,	March 31,
(Expressed in CDN $000’s)	2017	2016
	(As restated -
	see note 2)
Net inflow (outflow) of cash related to the following activities:
Operating
Net loss after income taxes	$(7,572)	$(3,496)
Items not affecting cash:
Depreciation of property, plant and equipment	4,146	2,079
Amortization of intangible assets	1,918	177
Share of loss in equity investments	50	276
Unrealized gain on change in fair value of biological assets	(61,143)	(38,805)
Net changes in inventory and biological assets	34,761	20,063
Share-based compensation (Note 13)	10,043	3,678
Non-cash acquisition costs	1,333	—
Issuance of shares per LBC agreement	—	350
Loss on disposal of property, plant and equipment	661	—
Fair value changes on financial assets	(5,702)	—
Income tax (recovery) expense	(2,703)	126
Increase in fair value of acquisition consideration related liabilities	1,193	481
Changes in non-cash operating working capital items (Note 18)	(4,078)	1,544

Net cash used in operating activities	(27,093)	(13,527)

Investing
Purchases of property, plant and equipment and assets in process	(29,391)	(12,196)
Purchases of intangible assets and intangibles in process	(141)	—
Net cash inflow on acquisition of subsidiaries (Note 9)	11,193	1,054
Proceeds on disposals of property and equipment	37	—
Purchases of restricted investment	(300)	(236)

Net cash used in investing activities	(18,602)	(11,378)

Financing
Proceeds from issuance of common shares	130,276	14,376
Proceeds from exercise of stock options	6,961	319
Proceeds from exercise of warrants	126	7,703
Payment of share issue costs	(8,066)	(1,642)
Issuance of long-term debt	3,500	—
Increase in capital lease obligations	260	—
Repayment of long-term debt	(959)	(1,900)

Net cash provided by financing activities	132,098	18,856

Net cash inflow (outflow)	86,403	(6,049)
Cash and cash equivalents, beginning of year	15,397	21,446

Cash and cash equivalents, end of year	$101,800	$15,397

See Note 18 for supplementary cash flow information

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

1.	DESCRIPTION OF BUSINESS

Canopy Growth Corporation is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario with its common shares listed on the TSX, under the trading symbol “WEED”.

The consolidated financial statements as at and for the year ended March 31, 2017 include Canopy Growth Corporation and its subsidiaries (together referred to as the “Company”) and the Company’s interest in affiliated companies. The Company’s major subsidiaries include Tweed Inc. (“Tweed”), Tweed Farms Inc. (“Tweed Farms”), Bedrocan Canada Inc. (“Bedrocan”), and Mettrum Health Corp. (“Mettrum”, which includes wholly-owned subsidiaries, Mettrum Ltd. and Agripharm Corp.), which are all licensed producers of medical cannabis in Canada. The principal activities of Tweed, Bedrocan, and Mettrum are the production and sale of medical cannabis and the principal activity of Tweed Farms is the growing, possession and shipping of medical cannabis as regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

On November 1, 2016, the Company acquired Vert Médical Inc. – Green Medical Inc. (“Vert”) which included all of the issued and outstanding securities of Vert. Vert became a subsidiary of the Company upon the closing of the transaction. Additional information on the transaction is disclosed in Note 9 c.

On November 1, 2016, the Company acquired control of Groupe H.E.M.P.CA Inc. (“Hemp.CA”) which included 75% of the issued and outstanding securities of Hemp.CA. Hemp.CA became a subsidiary of the Company upon the closing of the transaction. Additional information on the transaction is disclosed in Note 9 d.

On December 12, 2016, the Company acquired MedCann GmbH Pharma and Nutraceuticals (“MedCann GmbH”) which included all of the issued and outstanding securities of MedCann GmbH. Medcann GmbH became a subsidiary of the Company upon the closing of the transaction. Subsequent to year-end, Medcann GmbH changed its name to Spektrum Cannabis GmbH. Additional information on the transaction is disclosed in Note 9 b.

On January 31, 2017, the Company acquired Mettrum which included all of the issued and outstanding securities of Mettrum. Mettrum became a subsidiary of the Company upon the closing of the transaction. Additional information on the transaction is disclosed in Note 9 a.

A complete list of the Company’s subsidiaries and interests in affiliates is detailed in Note 4.

2.	RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to the issuance of the previously reported financial statements for the year ended March 31, 2017 (filed on SEDAR on June 27, 2017) management determined that the fair value of the equity interest and options it held in AusCann Group Holdings Ltd. was understated by $18,328 and $5,702 respectively at March 31, 2017.

On May 20, 2016, the Company had entered into a strategic agreement with AusCann Group Holdings Ltd. (“AusCann”), a company involved in Australia’s emerging medical cannabis industry. Under this agreement the Company obtained shares representing 15% of the issued shares AusCann and options, in exchange for its consultation in a number of areas including production, quality assurance, and strategic advisory services. The Company has classified its equity interest as an available-for-sale (“AFS”) financial asset. The options represent a derivative financial instrument that is initially recognised at fair value and subsequently remeasured to its fair value at the end of each reporting period. Prior to February 3, 2017 the AusCann shares did not have a quoted market price and the fair value of the Company’s equity interest and options in AusCann could not be reliably measured and the equity interest and options were carried at their cost amount of nil.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

2.	RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In the quarter ended March 31, 2017 AusCann completed a capital reorganization and became listed on the Australian Stock Exchange. Following the initial public offering the Company held 23,032,917 ordinary shares (which represented 10.65% of the issued capital), 4,432,083 performance shares and 7,677,639 options which were all placed in escrow until February 3, 2019. The performance shares are convertible into ordinary shares when AusCann receives a license to cultivate medical cannabis. The options were exercisable at AUD $0.20 and expire January 19, 2020. At March 31, 2017, the fair value of the equity interest (comprising the ordinary shares and performance shares) in AusCann was $18,328 and the fair value of the options was $5,702 (fair value is determined in the manner described in note 19). In the previously issued financial statements these assets had been recorded at nil such that they were understated by $18,328 and $5,702 respectively with a corresponding $18,328 understatement of fair value changes on AFS investments in the consolidated statements of comprehensive income/(loss) and $5,702 understatement of fair value changes on financial assets in the statement of operations. These financial statements have been restated and refiled to correct this error and the related tax effect. There was no impact on the comparative figures.

Along with restating its financial statements to correct the error discussed above the Company recorded an adjustment to correct a previously disclosed immaterial error in the valuation of biological assets in the previously issued financial statements for the year ended March 31, 2017. Specifically, the reported biological assets were understated by $1,082 and the deferred tax liability was understated by $126 and the unrealized gain on changes in fair value of biological assets was understated by $1,082 and the income tax recovery was overstated by $126.

The following tables summarize the effects of the adjustments described above.

Line item on the amended and restated consolidated statement of financial position and amended and restated consolidated statement of changes in shareholders’ equity:

	As at		As at
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Biological assets	13,643	1,082	14,725
Current assets	171,524	1,082	172,606
Current assets and Assets classified as held for sale	177,704	1,082	178,786
Other financial assets	—	24,030	24,030
Total assets	677,608	25,112	702,720
Deferred tax liability	35,798	126	35,924
Total liabilities	62,868	126	62,994
Accumulated other comprehensive income	198	15,900	16,098
Deficit	(30,382)	9,086	(21,296)
Equity attributable to Canopy Growth Corporation	614,772	24,986	639,758
Total equity	614,740	24,986	639,726
Total liabilities and shareholders’ equity	677,608	25,112	702,720

Line item on the amended and restated consolidated statement of operations:

	For the year ended		For the year ended
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Unrealized gain on changes in fair value of biological assets	(60,061)	(1,082)	(61,143)
Cost of sales (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	2,263	(1,082)	1,181
Gross margin	37,632	1,082	38,714
Loss from operations	(15,215)	1,082	(14,133)
Fair value changes on financial assets	—	5,702	5,702
Net loss before income taxes	(17,059)	6,784	(10,275)
Income tax recovery	401	2,302	2,703
Net loss after income taxes	(16,658)	9,086	(7,572)
Net loss attributable to Canopy Growth Corporation	(16,607)	9,086	(7,521)
Net loss per share	(0.14)	0.08	(0.06)

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

2.	RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Line item on the amended and restated consolidated statement of comprehensive income/(loss):

	For the year ended		For the year ended
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(16,658)	9,086	(7,572)
Fair value changes on AFS investment	—	(18,328)	(18,328)
Income tax	—	(2,428)	(2,428)
Total comprehensive income/(loss) for the year	(16,460)	24,986	8,526
Total comprehensive income/(loss) attributable to Canopy Growth
Corporation	(16,409)	24,986	8,577

Line item on the amended and restated consolidated statement of cash flows:

	For the year ended		For the year ended
	March 31, 2017	Adjustment	March 31, 2017
	(Previously Reported)		(As Restated)
Net loss after income taxes	(16,658)	9,086	(7,572)
Unrealized gain on change in fair value of biological assets	(60,061)	(1,082)	(61,143)
Fair value changes on financial assets	—	5,702	5,702
Income tax recovery	(401)	(2,302)	(2,703)

3.	BASIS OF PRESENTATION

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on November 13, 2017.

Basis of measurement

These consolidated financial statements have been prepared in Canadian dollars on a historical cost basis except for biological assets and acquisition related contingent liabilities and identified derivatives, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the statements of operations and comprehensive loss are presented by function. See Note 21 for details of expenses by nature.

4.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The table below lists the Company’s subsidiaries and investments in affiliates and the ownership interests in each.

Subsidiary	% ownership	Accounting method
Tweed Inc.	100%	Consolidation
Tweed Farms Inc.	100%	Consolidation
Bedrocan Canada Inc.	100%	Consolidation
9388036 Canada Inc.	100%	Consolidation
Vert Cannabis Inc.	100%	Consolidation
Spektrum Cannabis GmbH	100%	Consolidation
Mettrum Health Corp.	100%	Consolidation
2344823 Ontario Inc. d/b/a Bodystream	100%	Consolidation
Apollo Applied Research Inc.	100%	Consolidation
Apollo CRO Inc.	100%	Consolidation
Mettrum (Bennett North) Ltd.	100%	Consolidation
Mettrum Hempworks Inc.	100%	Consolidation
Mettrum Ltd.	100%	Consolidation
Agripharm Corp.	100%	Consolidation
7218737 Delaware Inc.	100%	Consolidation
Groupe H.E.M.P.CA	75%	Consolidation
Canopy Health Innovations Inc.	46.15%	Equity
Bedrocan Brasil S.A.	39.387%	Equity
Entourage Phytolab S.A.	38.462%	Equity
AusCann Group Holdings Ltd.	10.65%	Fair value through OCI and Fair value through profit or loss
Scientus Pharma Inc. (formerly CannScience Innovations Inc.)	10.02%	Cost

(a) Foreign currency translation

All figures presented in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in Canadian dollars, which is the functional currency of the Company.

Foreign currency transactions are translated into Canadian dollars at exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are translated to Canadian dollars at the foreign exchange rate applicable at that date. Realized and unrealized exchange gains and losses are recognized through profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising from the acquisition, are translated in Canadian dollars at year-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognised in other comprehensive income and accumulated in equity.

(b) Biological assets

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

(c) Inventory

Inventories of harvested finished goods and packing materials are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies and consumables are valued at the lower of cost and net realizable value.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Depreciation is provided on a straight-line basis over the following terms:

Computer equipment	2-3	years
Office/lab equipment	3-5	years
Furniture and fixtures	3-10	years
Production equipment	5-20	years
Leasehold improvements	3-20	years
Building and improvements	20-40	years
Greenhouse and improvements	20-25	years

An asset’s residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in profit or loss.

Assets under capital lease are amortized according to their asset category.

Assets in process are transferred to when available for use and depreciation of the assets commences at that point.

(e) Finite-lived and indefinite-lived intangible assets

Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the following terms:

Domain name	5 years
Health Canada licenses	Useful life of facility or lease term
Distribution channel	5 years
Import license	4 years
Software	3 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets with indefinite useful lives are comprised of acquired product rights and brand name which are carried at cost less accumulated impairment losses.

(f) Impairment of long-lived assets

Long-lived assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(g) Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the CGU or CGUs to which it relates. The Company has determined that the goodwill associated with all acquisitions belong to the medical marijuana segment. Currently, the Company has one reportable segment.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Goodwill (continued)

Goodwill is measured at historical cost and is evaluated for impairment annually in the fourth quarter or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

(h) Investment in associates

The Company has interests in associates. Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. The Company accounts for associates using the equity method of accounting. Interests in associates accounted for using the equity method are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of comprehensive income and distributions of the investee. The carrying value of associates is assessed for impairment at each balance sheet date.

(i) Leased assets

The Company leases some items of property, plant and equipment. A lease of property, plant and equipment is classified as a capital lease if it transfers substantially all the risks and rewards incidental to ownership to the Company. A lease of property, plant and equipment is classified as an operating lease whenever the terms of the lease do not transfer substantially all of the risks and rewards of ownership to the lessee. Lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which the economic benefits are consumed.

(j) Assets held for sale

Assets and liabilities held for disposal are no longer depreciated and are presented separately in the statement of financial position at the lower of their carrying amount and fair value less costs to sell. An asset is regarded as held for sale if its carrying amount will be recovered principally through a sale transaction, rather than through continuing use. For this to be the case, the asset must be available for immediate sale and its sale must be highly probable.

(k) Revenue recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(l) Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Income taxes

The Company uses the liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in profit or loss in the year of change. Deferred income tax assets are recorded when their recoverability is considered probable and are reviewed at the end of each reporting period.

(n) Share-based compensation

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share based payments granted to non-employees the compensation expense is measured at the fair value of the good and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted. The fair value of share-based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based reserve to share capital.

(o) Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise warrants and share options issued.

(p) Financial instruments

Financial assets

The Company initially recognizes financial assets at fair value on the date that they are originated. All financial assets (including assets designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its financial assets as financial assets at fair value through profit or loss, available for sale (“AFS”) financial assets or loans and receivables. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Financial instruments (continued)

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables or financial assets at fair value through profit or loss. AFS financial assets are stated at fair value at the end of each reporting period. The fair value is determined in the manner described in Note 19. Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income (“OCI”). When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in OCI is reclassified to profit or loss. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date that they are originated. All financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company classifies its financial liabilities as either financial liabilities at fair value through profit or loss or other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit or loss.

Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as outlined below:

Classification
Cash and cash equivalents	Fair value through profit or loss

Accounts receivable	Loans and receivable

Restricted investments	Loans and receivable

Other financial assets	Fair value through OCI and Fair value through profit or loss

Accounts payable and accrued liabilities	Other liabilities

Long-term debt	Other liabilities

Acquisition consideration related liabilities	Fair value through profit or loss

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Financial instruments (continued)

Impairment of financial assets

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

(q) Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost to estimated net realizable value.

Estimated useful lives and depreciation and amortization of property, plant and equipment and intangible assets

Depreciation and amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Share-based compensation

In calculating the share-based compensation expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk free interest rate are used. To calculate the share-based compensation expense related to key employee performance milestones associated with the terms of an acquisition, the Company must estimate the number of shares that will be earned and when they will be issued based on estimated discounted probabilities.

Warrants

In calculating the value of the warrants, the Company includes key estimates such as the volatility of the Company’s stock price, the value of the common share, and the risk free interest rate.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

In determining the allocation of the purchase price in a business combination, including any acquisition-related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(q) Critical accounting estimates and judgments (continued)

The Company measures all the assets acquired and liabilities assumed at their acquisition-date fair values. Non-controlling interests in the acquiree are measured on the basis of the non-controlling interests’ proportionate share of this equity in the acquiree’s identifiable net assets. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received (except for the costs to issue debt or equity securities which are recognized according to specific requirements.) The excess of the aggregate of (a) the consideration transferred to obtain control, the amount of any noncontrolling interest in the acquiree over (b) the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed, is recognized as goodwill as of the acquisition date.

(r) New and revised IFRS in issue but not yet effective

Amendments to IAS 12

Amends IAS 12 Income Taxes to clarify the following aspects:

•	Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use;

•	The carrying amount of an asset does not limit the estimation of probable future taxable profits;

•	Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and

•	An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

This amendment is applicable to annual periods beginning on or after January 1, 2017.

Disclosure Initiative (Amendments to IAS 7)

Amends IAS 7 Statement of Cash Flows to improve information provided to users of financial statements about an entity’s financial activities by making the following changes:

•	The following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes;

•	The International Accounting Standards Board (“IASB”) defines liabilities arising from financing activities as liabilities “for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities”. It also stresses that the new disclosure requirements also relate to changes in financial assets if they meet the same definition; and

•	Changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

This amendment is applicable to annual periods beginning on or after January 1, 2017.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued by the IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. On April 12, 2016, the IASB published final clarifications to IFRS 15 with respect to identifying performance obligations, principal versus agent considerations, and licensing. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) New and revised IFRS in issue but not yet effective (continued)

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued by the IASB in November 2009 and October 2010 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held-for-trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. The effective date of IFRS 9 is January 1, 2018.

IFRS 16 Leases

IFRS 16 was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company is assessing the impact of the new or revised IFRS standards in issue but not yet effective on its financial position and financial performance.

5.	RESTRICTED SHORT-TERM INVESTMENTS

Short-term restricted investments consist of a $250 guaranteed investment certificate that matured on May 28, 2017, and was subsequently renewed to a maturity date of September 1, 2018, bearing an annual interest rate of 1.6% and a $300 guaranteed investment certificate maturing March 21, 2018 bearing an annual interest rate of 1.0%.

The $250 investment is held by the bank as collateral for an issued Letter of Credit for the Industrial Electricity Incentive Contract Stream and the $300 investment is held by the bank as security for the repayment of a Letter of Credit with Hydro One Networks Inc.

6.	AMOUNTS RECEIVABLE

The Company’s amounts receivable consists of trade accounts receivable, harmonized sales tax (“HST”) receivable, and interest receivable. The breakdown of the amounts receivable balance was as follows:

	March 31, 2017	March 31, 2016
Accounts Receivable	$2,794	$1,110
HST Receivable	2,769	376
Interest Receivable	252	—

Total Amounts Receivable	$5,815	$1,486

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

7.	BIOLOGICAL ASSETS AND INVENTORY

The Company’s biological assets consists of seeds and medical cannabis plants. The continuity of biological assets for the years ended March 31, 2017 and 2016 was as follows:

	March 31, 2017	March 31, 2016
Balance, beginning of year	$5,321	$2,028
Purchase (use) of seeds	70	(92)
Acquired biological assets	1,691	1,799
Changes in fair value less costs to sell due to biological transformation	61,073	38,897
Transferred to inventory upon harvest	(53,430)	(37,311)

Balance, end of year	$14,725	$5,321

As at March 31, 2017, included in the carrying amount of biological assets was $377 in seeds and $14,348 in live plants ($275 in seeds and $5,046 in live plants as at March 31, 2016).

The significant assumptions used in determining the fair value of medical cannabis plants are as follows:

•	wastage of plants based on their various stages;

•	yield by strain of plant;

•	percentage of costs incurred to date compared to the total costs to be incurred are used to estimate the fair value of an in-process plant; and

•	percentage of costs incurred for each stage of plant growth was estimated.

On average, the grow cycle is 12 weeks. All of the plants are to be harvested as agricultural produce (i.e., medical cannabis) and as at March 31, 2017, on average, were 43% complete, compared to 45% average stage of completion as at March 31, 2016.

The Company estimates the harvest yields for the plants at various stages of growth. As of March 31, 2017, it is expected that the Company’s biological assets will yield approximately 5,858 kg compared to 2,121 kg at March 31, 2016. The Company’s estimates are, by their nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets.

As at March 31, 2017, the Company held 8,360 kg of dry cannabis (377 kg of which was finished goods, 3,173 kg awaiting release for sale, and 4,810 kg held for future extract production) and 3,049 L of cannabis oils, compared to 4,447 kg of dry cannabis (1,198 kg of which was finished goods, 787 kg awaiting release for sale, and 2,462 held for future extract production) and 570 L of cannabis oils held at March 31, 2016.

Inventory was comprised of the following items:

	March 31, 2017	March 31, 2016
Dry Cannabis
Finished goods	$2,980	$7,346
Work-in-process	33,418	12,669

	36,398	20,015
Cannabis Oils
Finished goods	2,085	433
Work-in-process	5,492	1,331

	7,577	1,764
Seeds—Finished goods	74	—

	44,049	21,779
Product for resale (vaporizers and other)	515	172
Supplies and consumables	1,417	202

	$45,981	$22,153

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

8.	PROPERTY, PLANT AND EQUIPMENT

A continuity of property, plant and equipment for the year ended March 31, 2017 is as follows:

COST

	Balance at April		Additions from	Disposals/	Balance at
	1, 2016	Additions	acquisitions	adjustments	March 31, 2017
Computer equipment	$958	$886	$313	$2,024	$4,181
Office/lab equipment	935	536	408	(1,048)	831
Furniture and fixtures	2,428	1,343	26	(2,922)	875
Production equipment	1,543	1,668	3,789	4,132	11,132
Leasehold improvements	37,620	2,972	229	(23,666)	17,155
Building and improvements	136	6,551	12,449	24,313	43,449
Greenhouse and improvements	2,951	—	—	577	3,528
Land and improvements	723	420	1,000	254	2,397
Assets in process	403	18,771	5,138	(5,010)	19,302

Total	47,697	33,147	23,352	(1,346)	102,850

ACCUMULATED DEPRECIATION

	Balance at April		Disposals/	Balance at
	1, 2016	Additions	adjustments	March 31, 2017
Computer equipment	$255	$516	$118	$889
Office/lab equipment	157	266	(341)	82
Furniture and fixtures	223	356	(497)	82
Production equipment	139	279	620	1,038
Leasehold improvements	1,714	2,455	(2,239)	1,930
Building and improvements	14	156	2,012	2,182
Greenhouse and improvements	211	118	29	358
Land and improvements	—	—	19	19

Total	2,713	4,146	(279)	6,580

Net book value	$44,984			$96,270

The $23,666 cost adjustment from leasehold improvements is largely due to improvements which were made to the 1 Hershey facility which were transferred to building and improvements upon acquisition on January 13, 2017. Of the $1,346 net cost disposals/adjustments, $632 was transferred to intangibles as these amounts were composed of software. See Note 10.

During the year ended March 31, 2017, the assets in process additions were $18,771 of which $15,997 related principally to the expansion or growing operations at Tweed. The remaining $2,774 was mainly for ongoing projects at Tweed Farms, Mettrum, and Vert.

A continuity of property, plant and equipment for the year ended March 31, 2016 is as follows:

COST

	Balance at April		Additions from	Disposals/	Balance at
	1, 2015	Additions	acquisitions	adjustments	March 31, 2016
Computer software and equipment	$289	$569	$100	$—	$958
Office/lab equipment	417	518	—	—	935
Furniture and fixtures	933	1,186	312	(3)	2,428
Production, security equipment and other	1,375	168	—	—	1,543
Leasehold/building improvements	11,581	9,292	16,812	(65)	37,620
Building	110	26	—	—	136
Greenhouse	2,951	—	—	—	2,951
Land	723	—	—	—	723
Assets in process	615	8,453		(8,665)	403

Total	18,994	20,212	17,224	(8,733)	47,697

ACCUMULATED AMORTIZATION
	Balance at April		Disposals/	Balance at March
	1, 2015	Additions	adjustments	31, 2016
Computer software and equipment	$61	$194	$—	$255
Office/lab equipment	36	121	—	157
Furniture and fixtures	47	176	—	223
Production, security equipment and other	66	73	—	139
Leasehold/building improvements	325	1,389	—	1,714
Building	6	8	—	14
Greenhouse	93	118	—	211
Land	—	—	—	—

Total	634	2,079	—	2,713

Net book value	$18,360			$44,984

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

8.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

On January 13, 2017, the Company acquired the 472,000 square foot property at 1 Hershey Drive that currently houses Canopy Growth’s headquarters and the Tweed production facilities for $7,163, including transaction costs of $179, from Tweed Hershey Drive Inc. (“Tweed Hershey”). Tweed Hershey was related through common ownership (the Company’s CEO and Chairman is a significant shareholder of Tweed Hershey). The purchase price was partially settled with the issuance of 94,397 of the Company’s common shares with a value of $858 and the rent deposit of $450. The shares were subject to a 4-month lockup. The remainder was paid in cash on closing. Through his ownership in Tweed Hershey, the Chairman and CEO of the Company, received 70,800 of the 94,397 shares issued. The Company had previously leased 168,000 square feet of this facility from Tweed Hershey. The portion of the facility that is not currently being used by the Company has been recorded in assets in process.

9.	ACQUISTIONS

(a) Mettrum

On January 31, 2017, the Company purchased 100% of the issued and outstanding shares of Mettrum, a producer and vendor of medical cannabis. The transaction was accounted for as a business combination. The consideration for the transaction was 34,265,042 shares issued at a price of $9.85 per share which totaled $337,511, less cash acquired of $12,309. Other consideration included $11,663 of replacement stock options, other share based payments of $480 and an effective settlement of accounts receivable of $680 for total consideration of $350,334. Mettrum shares and replacement options were exchanged at a ratio of 0.7132 Mettrum shares to 1 Canopy Growth share.

The purchase price was allocated as follows:

Net assets acquired	$12,743
Licenses	88,200
Distribution channel	38,900
Brand	3,410
Goodwill	207,081

Total purchase price	$350,334

The net assets acquired included the following:

Cash and cash equivalents	$12,309
Amounts receivable	2,140
Biological assets	1,691
Inventory	5,022
Prepaids and other assets	1,184
Assets classified as held for sale	7,000
Property, plant and equipment	22,451
Intangible assets	499

Total assets	52,296

Accounts payable and accrued liabilities	5,663
Debt	3,576
Other liabilities	768
Deferred tax liability	29,546

Total liabilities	39,553

Net assets acquired	$12,743

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	ACQUISITIONS (CONTINUED)

(a) Mettrum (continued)

Net cash inflow on acquisition of Mettrum is as follows:

Consideration paid in cash	$—
Less: Cash and cash equivalents acquired	12,309

Net cash inflow	$12,309

The assets acquired and held for sale represents Mettrum’s non-strategic facility located at 1100 Bennett Road in Bowmanville, Ontario (“Bennett North”). Bennett North is licensed under the ACMPR. On September 16, 2016 and prior to being acquired by the Company, Mettrum entered into an agreement with Cannabis Care Canada Inc. (“CCC”) to sell Bennett North, for $7,000 in cash. Mettrum also entered into agreements to provide transitional services to CCC and a three-year supply agreement with CCC to provide medical cannabis and cannabis extracts. On March 15, 2017, the parties entered into a share purchase amending agreement to extend the original agreement to June 30, 2017. On May 23, 2017, this was further extended to December 31, 2017. At March 31, 2017, assets classified as held for sale of $6,180 are presented net of the associated deferred tax liability of $820.

Goodwill arose in the acquisition of Mettrum because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth, future market development and the assembled work force of Mettrum. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

Acquisition related costs of $5,190 were recognized as an expense in the year ended March 31, 2017, $1,000 of which was satisfied by issuing 83,822 common shares at $11.93 per share.

For the year ended March 31, 2017, Mettrum accounted for $4,053 in net loss since January 31, 2017. This amount included $2,659 of unrealized gain on changes in fair value of biological assets and revenues of $3,033.

Had the business combination been effected at April 1, 2016, management estimates that the revenue of the Company would have been $15,428 higher and the net loss after income taxes of the Company would have increased by $12,673 for the year ended March 31, 2017.

Additional purchase consideration included replacement options and other stock based compensation offered to employees and directors of Mettrum including amounts provided to employees who were former shareholders of Apollo and Bodystream (see Note 13).

Prior to the acquisition of Mettrum, the Company had accounts receivable of $680 from Mettrum. As a result of the business combination the preexisting relationship is effectively settled. The Company has increased the consideration transferred to account for this effective settlement.

(b) MedCann GmbH (renamed Spektrum Cannabis GmbH)

On December 12, 2016, the Company purchased 100% of the issued and outstanding shares of MedCann GmbH, a German-based pharmaceutical importer and distributor who has successfully placed Tweed-branded cannabis strains in German pharmacies. The transaction was accounted for as a business combination. In connection with the acquisition of MedCann GmbH, the Company issued 1,165,272 common shares to former shareholders of MedCann GmbH, of which 490,641 common shares are being held in escrow and will be either (i) released to the former shareholders of Medcann GmbH upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	ACQUISITIONS (CONTINUED)

(b) MedCann GmbH (renamed Spektrum Cannabis GmbH) (continued)

The purchase price included elements of consideration contingent on future performance related to specific license achievements within two years of the acquisition date. The expected license achievements were assessed probabilities by management which were then discounted to present value in order to derive a fair value of the contingent consideration. In aggregate, the amount of contingent consideration is up to $4,906 and the fair value was $3,660 at December 12, 2016. The license achievements are recorded as equity based on the estimated probability of occurring over the two years following the date of acquisition. In total, the consideration for the transaction totaled $6,746 in common shares issued and $3,660 in common shares held in escrow.

The purchase price was allocated as follows:

Net assets acquired	$418
Import license	779
Goodwill	9,209

Total purchase price	$10,406

The net assets acquired included the following:

Amounts receivable	$5
Inventory	137
Prepaids and other assets	102
Property, plant and equipment	336
Intangible assets	5

Total assets	585

Accounts payable and accrued liabilities	107
Deferred tax liability	60

Total liabilities	167

Net assets acquired	$418

Goodwill arose in the acquisition of MedCann GmbH because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth in Germany and future medical market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

Acquisition related costs of $372 were recognized as an expense in the year ended March 31, 2017.

For the year ended March 31, 2017, MedCann GmbH accounted for $542 in net loss from December 12, 2016 to March 31, 2017, which included revenues of $35.

Had the business combination been effected at April 1, 2016, management estimates that the revenue of the Company would have been $106 higher and the net loss after income taxes of the Company would have increased by $462 for the year ended March 31, 2017.

Subsequent to year end, MedCann GmbH Pharma and Nutraceuticals changed its name to Spektrum Cannabis GmbH.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	ACQUISITIONS (CONTINUED)

(c) Vert

On November 1, 2016, the Company purchased 100% of the issued and outstanding shares of Vert Médical Inc. – Green Medical Inc., a Quebec-based company that began its application for federal government approval to produce medical cannabis in 2013. On acquisition, the entity was amalgamated as Vert Cannabis Inc. (“Vert”). The transaction was accounted for as a business combination. In connection with the acquisition of Vert, the Company paid $498 and issued 294,900 common shares to former shareholders of Vert, of which 235,922 common shares are being held in escrow and will be either (i) released to the former shareholders of Vert upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation.

The purchase price included elements of consideration contingent on future performance related to specific license achievements within five years of the acquisition date. The expected license achievements were assessed probabilities by management which were then discounted to present value in order to derive a fair value of the contingent consideration. In aggregate, the amount of contingent consideration is up to $1,651 and the fair value was $1,251 at November 1, 2016. The license achievements are recorded as equity based on the estimated probability of occurring over the five years following the date of acquisition. In total, the consideration for the transaction totaled $2,162 which included $498 in cash and $413 in common shares issued and $1,251 in common shares held in escrow contingent on future license achievements.

The purchase price was allocated as follows:

Net assets acquired	$425
Goodwill	1,737

Total purchase price	$2,162

The net assets acquired included the following:

Prepaids and other assets	$21
Property, plant and equipment	483

Total assets	504

Accounts payable and accrued liabilities	79

Total liabilities	79

Net assets acquired	$425

Goodwill arose in the acquisition of Vert because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth in the Quebec market and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

Acquisition related costs of $94 were recognized as an expense in the year ended March 31, 2017.

Net cash outflow on acquisition of Vert is as follows:

Consideration paid in cash	$(498)
Less: Cash and cash equivalents acquired	—

Net cash outflow	$(498)

For the year ended March 31, 2017, Vert accounted for $117 in net loss from November 1, 2016 to March 31, 2017.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	ACQUISITIONS (CONTINUED)

(c) Vert (continued)

Had the business combination been effected at April 1, 2016, management estimates that the revenue of the Company would have been $5 higher and the net loss after income taxes of the Company would have increased by $54 for the year ended March 31, 2017.

(d) Hemp.CA

On November 1, 2016, the Company purchased 75% of the issued and outstanding shares of Hemp.CA. Through the acquisition, the Company has obtained a hemp production license and Hemp.CA brands and digital properties. The acquisition serves to diversify Canopy Growth’s business into the cultivation of hemp, and the development, production and future sale of hemp-based medical, recreational and industrial products. The transaction was accounted for as a business combination. In connection with the acquisition of Hemp.CA, the Company paid $595 and issued 258,037 common shares to former shareholders of Hemp.CA, of which 129,016 common shares are being held in escrow and will be released to the former shareholders of Hemp.CA by April 1, 2017. The common shares held in escrow were discounted to present value and amounted to $808 at November 1, 2016. In total, the consideration for the transaction was $2,344 which included $338 in cash, $295 paid on March 30, 2017, $903 in common shares issued and $808 in common shares held in escrow to be issued by April 1, 2017.

The purchase price was allocated as follows:

Net assets acquired	$76
Non-controlling interest (25%)	(19)
Goodwill	2,287

Total purchase price	$2,344

The net assets acquired included the following:

Cash and cash equivalents	$15
Prepaids and other assets	3
Property, plant and equipment	82
Intangible assets	12

Total assets	112

Accounts payable and accrued liabilities	36

Total liabilities	36

Net assets acquired	$76

Goodwill arose in the acquisition of Hemp.CA because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth in the Quebec market and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

The non-controlling interest (25% ownership interest in Hemp) recognized at acquisition date was recorded at their proportionate share of the identifiable net assets.

Acquisition related costs of $69 were recognized as an expense in the year ended March 31, 2017.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	ACQUISITIONS (CONTINUED)

(d) Hemp.CA (continued)

Net cash outflow on acquisition of Hemp.CA is as follows:

Consideration paid in cash	$(633)
Less: Cash and cash equivalents acquired	15

Net cash outflow	$(618)

For the year ended March 31, 2017, Hemp.CA accounted for $203 in net loss from November 1, 2016 to March 31, 2017, which included revenues of $10.

Had the business combination been effected at April 1, 2016, management estimates that the revenue of the Company would have been $38 higher and the net loss after income taxes of the Company would have increased by $192 for the year ended March 31, 2017.

(e) Bedrocan

On August 28, 2015, the Company purchased 100% of the issued and outstanding shares of Bedrocan. The transaction was accounted for as a business combination. The consideration for the transaction was 35,202,818 shares issued at a value of $1.64 per share which totaled $57,733 less cash acquired of $900. Other consideration included $931 of replacement options and $607 of replacement warrants for total other consideration of $1,538. Bedrocan shares and replacement options were exchanged at a ratio of 0.4650 to 1 Canopy Growth share.

The purchase price was allocated as follows:

Net assets acquired	$8,665
Product rights	28,000
License	4,000
Goodwill	18,606

Total purchase price	$59,271

The net assets acquired included the following:

Cash and cash equivalents	$900
Amounts receivable	373
Taxes receivable	113
Biological assets	1,799
Prepaids	96
Inventory	538
Property, plant and equipment	17,224

Total assets	21,043

Accounts payable and accrued liabilities	1,085
Loan payable	2,059
Long-term loan	1,947
Deferred income tax liability	7,287

Total liabilities	12,378

Net assets acquired	$8,665

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	ACQUISITIONS (CONTINUED)

(e) Bedrocan (continued)

Net cash inflow on acquisition of Bedrocan is as follows:

Consideration paid in cash	$—
Less: Cash and cash equivalents acquired	900

Net cash inflow	$900

Goodwill arose in the acquisition of Bedrocan because the cost of acquisition included a control premium. In addition, the consideration paid for the combination reflected the benefit of expected revenue growth, future market development and the assembled work force of Bedrocan. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets. None of the goodwill arising on this acquisition is expected to be deductible for tax purposes.

Acquisition related costs of $1,051 were recognized as an expense in the year ended March 31, 2016.

For the year ended March 31, 2016, Bedrocan accounted for $848 in net income since August 28, 2015. This amount included $10,766 of unrealized gain on changes in fair value of biological assets and revenues of $1,577.

Had the business combination been effected at April 1, 2015, management estimates that the revenue of the Company would have been $773 higher and the net loss after income taxes of the Company would have increased by $2,343 for the year ended March 31, 2016. Additional purchase consideration included replacement options offered to employees and directors of Bedrocan.

(f) MedCann Access

On October 1, 2015, the Company acquired all of the issued and outstanding shares of several companies, which collectively operated as “MedCann Access”, by way of an amalgamation with 9421653 Canada Inc., a shell company which was a wholly-owned subsidiary of the Company, pursuant to an Amalgamation Agreement (the “Amalgamation”). 9388036 Canada Inc. is the post-amalgamation company resulting from the acquisition of MedCann Access.

In connection with the acquisition of MedCann Access, the Company issued 3,316,902 common shares to former shareholders of MedCann Access, of which 2,449,887 common shares were being held in escrow and either (i) released to the former shareholders of MedCann Access upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation. See Note 13 for details on release of escrowed shares.

The purchase price included elements of consideration contingent on future performance related to employment and customer milestones, certain marketing milestones, and specific achievements within one to two years of the acquisition date. In aggregate, the amount of contingent consideration is up to $4,240. The elements related to employment will be treated ratably as stock based compensation over two years from October 1, 2015. Elements related to customer and marketing milestones are measured as liabilities at their estimated discounted fair value. Adjustments to the fair values are recorded in earnings. Certain other elements of contingent consideration are recorded as equity based on the estimated probability of occurring over the one to two years following the date of acquisition.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

9.	ACQUISITIONS (CONTINUED)

(f) MedCann Access (continued)

The purchase price was allocated as follows:

Net assets acquired	$212
Goodwill	2,260

Total purchase price	$2,472

The net assets acquired included the following:
Cash and cash equivalents	$154
HST receivable	95
Prepaids	20
Inventory	12
Property, plant and equipment	13
Investment in CannScience Innovations Inc.	154

Total assets	448

Accounts payable and accrued liabilities	236

Total liabilities	236

Net assets acquired	$212

Net cash inflow on acquisition of MedCann Access is as follows:

Consideration paid in cash	$—
Less: Cash and cash equivalents acquired	154

Net cash inflow	$154

Acquisition costs of $85 were recognized as an expense in the year ended March 31, 2016.

Had the business combination been effected April 1, 2015, the revenue of the Company would be unchanged, and the net loss after income taxes of the Company would have increased by $180 for the year ended March 31, 2016.

10.	INTANGIBLE ASSETS AND GOODWILL

A continuity of the intangible assets for the year ended March 31, 2017 is as follows:

COST	Balance at April 1, 2016	Additions	Additions from acquisitions	Disposals/ adjustments	Exchange differences	Balance at March 31, 2017
Health Canada licenses	$4,000		$88,200	$—	$—	$92,200
Distribution Channel	—	—	38,900	—	—	38,900
Product rights	28,000	—	—	—	—	28,000
Brand	—	—	3,410	—	—	3,410
Import license	—	—	779	—	16	795
Software	—	49	516	632	—	1,197
Domain name	54	—	—	—	—	54
Intangibles in process	—	92	—	—	—	92

Total	32,054	141	131,805	632	16	164,648

ACCUMULATED AMORTIZATION
Health Canada licenses	$166	$819	$—	$—	$—	$985
Distribution Channel	—	1,000	—	—	—	1,000
Import license	—	57	—	—	—	57
Software	—	31	—	274	—	305
Domain name	27	11	—	—	—	38

Total	193	1,918	—	274	—	2,385

Net book value	$31,861					$162,263

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

10.	INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

The $632 adjustment above was transferred from property, plant and equipment to intangibles as these amounts were composed of software. See Note 8.

A continuity of the intangible assets for the year ended March 31, 2016 is as follows:

COST	Balance at April 1, 2015	Additions from acquisitions	Disposals/ adjustments	Balance at March 31, 2016
Product rights	$—	$28,000	$—	$28,000
Health Canada licenses	—	4,000	—	4,000
Domain name	54	—	—	54

Total	54	32,000	—	32,054

ACCUMULATED AMORTIZATION

Product rights	$—	$—	$—	$—
Health Canada licenses	—	166	—	166
Domain name	16	11	—	27

Total	16	177	—	193

Net book value	$38	$31,822	$—	$31,861

A continuity of the goodwill for the year ended March 31, 2017 is as follows:

	Balance at April 1, 2016	Additions from acquisitions	Exchange differences	Balance at March 31, 2017
Mettrum	$—	207,081	—	$207,081
Bedrocan	18,606	—	—	18,606
MedCann GmbH	—	9,209	191	9,400
Hemp.CA	—	2,287	—	2,287
MedCann Access	2,260	—	—	2,260
Vert	—	1,737	—	1,737

Total	$20,866	$220,314	$191	$241,371

A continuity of the goodwill for the year ended March 31, 2016 is as follows:

	Balance at April 1, 2016	Additions from acquisitions	Exchange differences	Balance at March 31, 2017
Bedrocan	$—	18,606	—	$18,606
MedCann Access	—	2,260	—	2,260

Total	$—	$20,866	$—	$20,866

11.	INVESTMENTS

(a) Canopy Health Innovations

On December 2, 2016, the Company announced the formation of a cannabis research incubator, Canopy Health Innovations Inc. (“CHI”). On December 21, 2016, CHI closed an offering to sell common shares of CHI for gross proceeds of approximately $7,000. Following this investment, the Company had a 46.15% ownership interest in CHI.

CHI will operate as an independent and private collaborator of the Company. CHI’s business model is to engage in a number of areas of research, with a strict focus on the creation and enhancement of its own intellectual property. In doing so, it plans to work from genetics and other products sourced from the Company. The Company will retain an exclusive, first priority right to license and commercialize intellectual property developed and owned by CHI.

The Company is accounting for its investment in CHI using the equity method. The net assets of CHI at March 31, 2017 were $5,648 and the net loss for the period from incorporation to March 31, 2017 was $1,541. At March 31, 2017, the carrying amount of the Company’s investment in CHI was $nil. The Company’s unrecognized share of CHI’s loss for the period is $711.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

11.	INVESTMENTS (CONTINUED)

(b) Bedrocan Brasil and Entourage

On June 28, 2016, the Company signed an agreement with Sao Paulo-based Entourage Phytolab S.A. (“Entourage”), which will see its wholly-owned subsidiary Bedrocan Canada Inc. (“Bedrocan Canada”), Bedrocan International BV (formerly Bedrocan Beheer BV) and local Brazilian partners create a new company called Bedrocan Brasil S.A. (“Bedrocan Brasil”). Bedrocan Brasil will facilitate the importation of Bedrocan’s proprietary standardized cannabis varieties and know-how into the Brazilian market. Additionally, the Company will partner with Entourage to develop cannabis-based pharmaceutical medical products for the Brazilian and international markets. The transactions to establish Bedrocan Brasil and the investment in Entourage was finalized and closed on September 20, 2016. On closing, the Company held a 41.75% interest in Bedrocan Brasil through its subsidiary Bedrocan Canada and a 50% direct ownership interest in Entourage.

On November 23, 2016, the Company, Entourage and Bedrocan Brasil announced an initial funding round of up to USD$3,000 from independent investors in exchange for common shares in Entourage and Bedrocan Brasil which was closed by December 31, 2016. The funding round reduced the Company’s holding in Entourage from 50% to 38.462% and reduced its holding in Bedrocan Brasil from 41.75% to 39.387%. These funds will be used both for the continuing development of Bedrocan Brasil and the launch of the Entourage clinical research plan.

Bedrocan Brasil holds the sole local rights to use the Bedrocan brand, as well as the genetic material and cultivation technology of Bedrocan in Brazil. Initially, Bedrocan Brasil will import cannabis products into Brazil from Canada or the Netherlands, with a view to eventually establishing domestic cultivation facilities in Brazil.

The Company has invested a total of $989 for the year ended March 31, 2017, respectively, and $1,159 to date, to incorporate Bedrocan Brasil and invest in Entourage.

In addition, the Company will partner with Entourage to use the medical cannabis provided by Bedrocan Brasil to develop innovative medical cannabis products for the Brazilian and international markets. Entourage will be responsible for developing the standardized cannabis extracts for pre-clinical and clinical trials.

As a result of the funding received on November 23, 2016, the Company accounts for these investments using the equity method of accounting. At March 31, 2017, the investments in both Entourage and Bedrocan Brasil were $nil. The net assets of Bedrocan Brasil at March 31, 2017 were $45 and the net loss for the year ended March 31, 2017 was $81. At March 31, 2017, the carrying amount of the Company’s investment in Bedrocan Brasil was $nil. The Company’s unrecognized share of Bedrocan Brasil’s loss for the period is $36. The net assets of Entourage at March 31, 2017 were $490 and the net loss for the year ended March 31, 2017 was $1,353. At March 31, 2017, the carrying amount of the Company’s investment in Entourage was $nil. The Company’s unrecognized share of Entourage’s loss for the period is $595.

(c) Cannscience

Through the acquisition of MedCann Access (see Note 9 f), the Company also acquired a 33% stake in CannScience Innovations Inc. (“CannScience”), a drug development company. CannScience conducts in-depth extracts research, with the ultimate goal of delivering standardized metered dosing in a range of alternate delivery methods. Also in connection with the acquisition, the Company acquired a 20% interest in CannSoft Inc., an early stage software development company focused on solutions for companies licensed under the MMPR system. The Company sold its 20% interest back to CannSoft Inc. on March 4, 2017 for $7 for no gain or loss.

On March 14, 2017 Cannscience amalgamated with Scientus Pharma Inc. reducing the Company’s ownership from 33% to 10.02%. At March 31, 2017, the investment in Scientus Pharma Inc. was $nil.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	LONG-TERM DEBT

	Maturity Date	March 31, 2017	March 31, 2016
Mortgage payable with a five year term and	August 1, 2021	$3,210	$—
amortization period of seven years bearing an annual interest rate of 4.9%
Mortgage payable with a five year term and	December 1, 2019	1,345	1,588
amortization period of seven years bearing an annual interest rate of 5.3%
Mortgage payable with a five year term and	December 1, 2020	2,994	—
amortization period of seven years bearing an annual interest rate of 4.8%
Term loan at 10% interest with monthly repayment	October 1, 2024	1,724	1,869
Capital lease obligations with interest rates		1,057	565
between 5.9%-17.1%, and terms between 2-5 years, lien against the related leased equipment

		10,330	4,022
Less: current portion		(1,691)	(553)

Long-term portion		$8,639	$3,469

The mortgage with a maturity date of August 1, 2021 is secured by a first charge mortgage on the Tweed Farms property, a first position on a Tweed Farms general security agreement and a specific security interest, backed by a corporate guarantee from the Company. So long as the Company has positive cash on its balance sheet at year-end, it will be deemed to have met its financial covenant. The Company was in compliance with this covenant as at March 31, 2017.

The mortgage with a maturity date of December 1, 2019 is secured by a first charge on the Tweed Farms property. The Company must maintain an annual fixed coverage charge ratio (meaning earnings before interest, taxes, depreciation and amortization plus any contributions during the year divided by the current portion of long-term debt and interest payments) of 1.30:1 as measured at year-end. The Company was in compliance with this covenant as at March 31, 2017.

In respect of the mortgage with a maturity date of December 1, 2020, the mortgage is secured by a first charge on the Mettrum Bowmanville property. The Company must maintain an annual fixed coverage charge ratio (meaning earnings before interest, taxes, depreciation and amortization plus any contributions during the year divided by the current portion of long-term debt and interest payments) of 1.30:1 as measured at year-end. The Company was in compliance with this covenant as at March 31, 2017.

The mortgages payable, all with the same Canadian financial institution, can be prepaid at any time but is subject to a prepayment fee equal to the greater of (a) three months’ interest on the amount being prepaid or (b) the amount of interest lost by the lender over the remaining term of the loan on the amount being prepaid.

The Company also has revolving lines of credit for up to $5,500 with the same Canadian financial institution holding the mortgages, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5 year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at March 31, 2017.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

12.	LONG-TERM DEBT (CONTINUED)

The term loan was added to the existing lease agreement for the Toronto Bedrocan facilities. The loan accrues interest at 10% annually and is payable over the initial ten-year term of the amended lease to October 1, 2024 by way of additional monthly rent of $27, which includes principal and interest payments.

Principal repayments required on the long-term debt in the next five fiscal years are as follows:

2018	$1,691
2019	1,745
2020	2,258
2021	2,365
2022	1,585
Thereafter	686

$10,330

13.	SHARE CAPITAL

Authorized

An unlimited number of common shares.

Acquisitions

On April 1, 2016, the Company released 288,861 of the 2,449,887 shares held in escrow in relation to the MedCann Access purchase, which was acquired on October 1, 2015, as certain milestones of the acquisition had been met. On the one year anniversary, October 1, 2016, the Company assessed the milestones associated with the Medcann Access acquisition and out of the remaining 2,161,026 shares held in escrow, 722,378 were released to former MedCann Access shareholders as certain milestones of the acquisition had been met and 1,149,892 were released to the Company and cancelled. At March 31, 2017, 288,756 shares remained held in escrow as they were tied to future performance related to employment, 144,378 of which were released on April 1, 2017.

On April 7, 2016, the Company announced that it had entered into an agreement with XIB Consulting Inc. (“XIB”), to assist the Company with corporate development initiatives including, but not limited to, acquisitions, strategic networking and market awareness. The agreement was for an initial term of six months. Under the agreement, the Company issued a total of 38,656 shares at a price of $2.59 per common share. On September 29, 2016, the Company amended the agreement to renew to December 31, 2016 and issued an additional 18,899 shares, after TSX approval on October 18, 2016, at a price of $3.97 per share. On February 5, 2017, the Company amended the agreement to renew to July 31, 2017, and issued an additional 14,863 shares, after TSX approval on February 22, 2017, at a price of $10.09.

On November 1, 2016, 294,900 common shares were issued for the purchase of all the outstanding shares of Vert (see Note 9 c). Of the 294,900 shares, 235,922 are being held in escrow and will be either (i) released to the former shareholders of Vert upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation.

On November 1, 2016, 258,037 common shares were issued for the purchase of all the outstanding shares of Hemp.CA (see Note 9 d). Of the 258,037 shares, 129,016 are being held in escrow and will be released in the first quarter of the next fiscal year.

On December 12, 2016, 1,165,272 common shares were issued for the purchase of all the outstanding shares of MedCann GmbH (see Note 9 b). Of the 1,165,272 shares, 490,641 are being held in escrow of which 367,981 will be released in the third quarter of the next fiscal year. The remaining 122,660 will be either (i) released to the former shareholders of MedCann GmbH upon the satisfaction of certain milestones, or (ii) released to the Company for cancellation.

On January 13, 2017, 94,397 common shares were issued for the acquisition of the property at 1 Hershey Drive (see Note 8). The shares are subject to a 4-month lockup.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

13.	SHARE CAPITAL (CONTINUED)

On January 31, 2017, 34,265,042 common shares were issued for the Mettrum acquisition at $9.85 per share for a total of $337,511 being added to share capital (see Note 9 a). The Company satisfied $1,000 in acquisition costs related to the Mettrum acquisition by issuing 83,822 common shares at $11.93 per share.

Equity Raises

On April 15, 2016, the Company completed a “bought deal” financing of 5,002,500 common shares which included an over-allotment of 652,500 shares for aggregate gross proceeds of $11,506. The offering price was $2.30 per share and included a cash commission. Transactions costs of $707 were paid as part of the common share issuance.

On August 24, 2016, the Company completed a “bought deal” financing of 9,453,000 common shares which included an over-allotment of 1,233,000 shares for aggregate gross proceeds of $34,503. The offering price was $3.65 per share and included a cash commission. Transactions costs of $2,407 were paid as part of the common share issuance.

On December 22, 2016, the Company completed a “bought deal” financing of 5,662,000 common shares for aggregate gross proceeds of $60,017. The offering price was $10.60 per share and included a cash commission. Transactions costs of $3,886 were paid as part of the common share issuance.

On March 13, 2017, the Company completed a private placement financing of 2,500,000 common shares for aggregate gross proceeds of $24,250. The offering price was $9.70 per share. The transaction was unbrokered, however, transaction costs related to legal fees of $90 were paid as part of the common share issuance.

Other

During the year ended March 31, 2017, 138,032 common shares were released from escrow under the agreement with LBC Holdings, Inc., a company controlled by the artist known as Snoop Dogg (see Note 17). The remaining 112,933 common shares are escrowed for release, subject to meeting certain service criteria, over the initial three years of the term.

During the year ended March 31, 2017, 213,104 warrants were exercised at a price of $0.59 and 4,010,865 employee stock option plan (“ESOP”) options were exercised ranging in price from $0.43 to $4.15 for gross proceeds of $6,961. As at March 31, 2017, there were no warrants issued or outstanding.

Option plan

The Company has an ESOP that is administered by the Board of Directors of the Company who establish exercise prices, at not less than market price at the date of grant, and expiry dates, which have been set at six years from issuance. Options under the Plan remain exercisable in increments with 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 10% of the common shares outstanding, which amounts to 16,344,450 at March 31, 2017.

CANOPY GROWTH CORPORATION

AMENDED	AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR	THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

13.	SHARE CAPITAL (CONTINUED)

The following is a summary of the changes in the Company’s ESOP options during the period:

	Options issued	Average exercise price
Balance outstanding at March 31, 2015	3,924,040	$1.81

Options granted	4,015,100	2.50
Replacement options issued as a result of the
Bedrocan acquisition	1,786,530	1.28
Options exercised	(360,643)	0.88
Options forfeited/cancelled	(918,845)	1.97

Balance outstanding at March 31, 2016	8,446,182	$2.05

Options granted	4,337,701	6.23
Replacement options issued as a result of the
Mettrum acquisition	2,417,102	2.35
Options exercised	(4,010,865)	1.74
Options forfeited/cancelled	(1,146,008)	2.78

Balance outstanding at March 31, 2017	10,044,112	$3.97

The following is a summary of the outstanding stock options as at March 31, 2017:

	Options Outstanding		Options Exercisable
Number Outstanding	Weighted Average Remaining Contractual	Range of Exercise	Number Exercisable	Range of Exercise
at March 31, 2017	Life (years)	Prices	at March 31, 2017	Prices
1,965,757	2.61	$0.43 - $2.08	1,000,106	$0.43 - $2.08
2,390,950	4.43	$2.09 - $2.80	813,993	$2.09 - $2.80
2,043,120	4.40	$2.81 - $3.16	803,915	$2.81 - $3.16
1,953,965	5.01	$3.17 - $4.01	636,171	$3.17 - $4.01
1,690,320	5.80	$4.02 - $11.80	71,320	$4.02 - $11.80

10,044,112	4.41		3,325,505

At March 31, 2017, the weighted average exercise price of options outstanding and options exercisable was $3.97 and $2.38, respectively.

The Company recorded $7,650 for the year ended March 31, 2017 (for the year ended March 31, 2016—$3,021) in share-based compensation expense related to options.

In determining the amount of share-based compensation, the Company used the Black-Scholes option pricing model to establish the fair value of options granted during the year ended March 31, 2017 and 2016 by applying the following assumptions:

	March 31, 2017	March 31, 2016
Risk-free interest rate	0.50% - 1.94%	0.75% - 1.35%
Expected life of options (years)	1 - 6	3 - 6
Expected annualized volatility	55% - 70%	55%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$0.20 - $6.09	$0.92 - $0.99

Volatility was estimated by using the historical volatility of the Company and other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. Beginning the fourth quarter of Fiscal 2017, the Company began using its own historical volatility. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero coupon Canada government bonds with a remaining term equal to the expected life of the options.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

13.	SHARE CAPITAL (CONTINUED)

Other share based payments

Prior to Mettrum’s acquisition by the Company, Mettrum acquired Apollo Applied Research Inc., and Apollo CRO Inc. (together “Apollo”) and 2344823 Ontario Inc., operating as Bodystream (“Bodystream”) in two separate transactions. Under the provisions of the respective share purchase agreements, additional Mettrum shares would have been issued to former shareholders of Apollo and Bodystream over the five years following the acquisition if certain performance targets were met and the shareholders remained as employees. As a result of the acquisition of Mettrum, the obligation for this share based compensation was assumed by the Company. Upon acquisition, these respective share purchase agreements resulted in additional purchase consideration of $480. Post acquisition, these payments have been accounted for as share based compensation expense. The maximum number of Company shares that would be issued with respect to the Apollo and Bodystream agreements is 1,111,702 and 1,073,595 shares, respectively. The Company has estimated the number of shares it expects to vest and is amortizing the expense over the expected vesting period based on the fair value of the shares on the acquisition date. In the year ended March 31, 2017, the Company recorded $690 in share-based compensation related to these shares.

The Company also recorded $396 for the year ended March 31, 2017 (for the year ended March 31, 2016 - $476) in share-based compensation expense for escrowed shares issued on the acquisition of MedCann Access that were related to employment. These shares were measured at fair value at the date of grant and expensed over their vesting period.

In addition, the Company recorded share based payments of $1,307 (for the year ended March 31, 2016 - $181) related to shares provided in exchange for sales and marketing services. The Company has determined that the sales and marketing services received are best measured by reference to the fair value of the equity granted as the services are rendered. This expense is recorded in sales and marketing expenses.

14.	EARNINGS PER SHARE

Net income per common share represents the net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

Diluted net income per common share was calculated by dividing the applicable net income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

15.	INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the basic federal and provincial tax rates to loss on operations before income taxes, shown as follows:

	March 31, 2017	March 31, 2016
Expected tax rate	26.5%	26.5%
Expected tax benefit resulting from loss	$(4,234)	$(893)
Permanent differences	2,156	935
Changes in other temporary differences	(747)	(335)
Effect of foreign tax rates	20	—
Other	102	419

Income tax (recovery) expense	$(2,703)	$126

Deferred income taxes reflect the impact of loss carry forwards and of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

15.	INCOME TAXES (CONTINUED)

The following deferred tax assets and liabilities have been recognized for accounting purposes:

	March 31, 2017	March 31, 2016
Deferred tax asset	$31,323	$9,324
Deferred tax liability	(67,247)	(16,737)

Net deferred tax liability	$(35,924)	$(7,413)

The effect of temporary differences and loss carryforwards that give rise to significant portions of the deferred tax liability, which has been recognized during the year are as follows:

				Liabilities associated
		Recognized in	Recognized in	with assets held for
	March 31, 2016	profit and loss	goodwill	sale	Recognized in OCI	March 31, 2017
Deferred tax asset
Loss carryforwards	$9,100	$15,332	$6,062	$—	$—	$30,494
SR&ED	18	—	—	—	—	18
Share issuance costs	206	(62)	667	—	—	811

	9,324	15,270	6,729	—	—	31,323
Deferred tax liability
Fixed assets	(1,097)	132	(161)	—	—	(1,126)
Product rights	(7,420)	—	—	—	—	(7,420)
Licenses	(1,016)	214	(23,533)	—	—	(24,335)
Distribution channel	—	265	(10,309)	—	—	(10,044)
Brand	—	—	(904)	—	—	(904)
Asset held for sale	—	—	(820)	820	—	—
ITCs taxed in future years	(3)	—	—	—	—	(3)
Biological assets	(7,201)	(12,529)	(885)	—	—	(20,615)
Investments	—	(756)	—	—	(2,428)	(3,184)
Other	—	107	277	—	—	384

	(16,737)	(12,567)	(36,335)	820	(2,428)	(67,247)

Net deferred taxes	$(7,413)	$2,703	$(29,606)	$820	$(2,428)	$(35,924)

The tax effects of temporary differences and loss carry forwards that gave rise to significant portions of the deferred tax asset, which have not been recognized, are approximately as follows:

	March 31, 2017	March 31, 2016
Losses carried forward	$740	$1,997
Share issuance costs	2,466	1,105
Other	159	270

Total	$3,365	$3,372

The Company has the following non-capital losses available to reduce future years’ federal and provincial taxable income which expires as follows:

2030	$40
2031	123
2032	376
2033	3,308
2034	7,683
2035	18,835
2036	31,147
2037	30,273

$91,785

Certain of the above losses were acquired as part of the Company’s acquisition of Bedrocan, MedCann Access, Vert, Hemp, and Mettrum.

As at March 31, 2017, the Company does not have any gross temporary differences associated with investments in subsidiaries.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

16.	RELATED PARTIES

Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors, who control approximately 6% of the outstanding shares of the Company. Compensation provided to key management is as follows:

	March 31, 2017	March 31, 2016
Short-term employee benefits	$1,420	$1,361
Share-based compensation	1,535	1,296

	$2,955	$2,657

As of March 31, 2017, in the event that executive officers employment agreements were terminated by the Company, other than due to a material breach of their employment agreements or in the event the Company becomes insolvent: the CEO is entitled to a severance amount equal to nine months of compensation based on the monthly contract work fee or $300 in aggregate and all other Executive officers are entitled to a severance amount equal to at least thirty four week’s annual base salary and in some cases, inclusive of their annual bonus.

Related party transactions

On January 13, 2017, the Company acquired the entire building and land, known as 1 Hershey Drive, Smiths Falls, Ontario, from Tweed Hershey which was related through common ownership (the Company’s CEO and chairman is a significant shareholder of the lessor) (see Note 8). The Company had previously been leasing a portion of this facility from Tweed Hershey. For the year ended March 31, 2017 up until January 13, 2017, the acquisition date, the expense incurred under this lease including base rent and operating costs was $2,118 (for the year ended March 31, 2016—$2,368). At March 31, 2016, the prior year, the Company had $488 owing related to rent associated with these leased premises and a rent deposit of $450, which was included in other long-term assets.

The Company leases premises for the two Bedrocan facilities in Toronto from a company controlled by a director of Canopy Growth Corporation. The leases expire on October 15, 2018 (with 3 separate options to renew for an additional period of 5 years) and August 31, 2024. Included in the expenses for the year ended March 31, 2017 for rent and operating costs was $785 (for the year ended March 31, 2016 from the date of the Bedrocan acquisition—$492). The Company had $nil owing in accounts payable and accrued liabilities at March 31, 2017 (March 31, 2016—$nil).

The Company leases premises for the Mettrum Hempworks Inc. (“Hempworks”) production facility located in Barrie, Ontario from the former founder and shareholder of Hempworks and former officer of Mettrum, now an employee and shareholder of the Company. The lease has a term of five (5) years with an expiration date of March 31, 2020 together with one (1) extension term of five (5) years. The lease has an identical term and extension term (each expiring one (1) day earlier). Included in the expenses for the year ended March 31, 2017 for rent and operating costs was $8 from February 1, 2017, the date of the Mettrum acquisition. At March 31, 2017, the Company had $8 owing related to rent associated with these leased premises. All amounts exclude HST.

The CEO is providing consulting services to the Company at $50 per quarter and is eligible for up to an annual $200 bonus, representing his sole cash compensation. For the year ended March 31, 2017 consulting expenses totaled $400 (for the year ended March 31, 2016—$400). The Company had $255 owing in accounts payable and accrued liabilities at March 31, 2017 (March 31, 2016—$250). All amounts exclude HST.

The Company currently has a loan payable to a director of the Company. Included in interest expense for the year ended March 31, 2017 was an amount of $179 (for the year ended March 31, 2016—$164). At March 31, 2017, the loan balance was $1,724 (March 31, 2016—$1,869) (see Note 12).

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

16.	RELATED PARTIES (CONTINUED)

During the year ended March 31, 2017, $223 was expensed in director’s fees (for the year ended March 31, 2016—$238). The Company had $nil owing in accounts payable and accrued liabilities to directors at March 31, 2017 (March 31, 2016—$nil).

Pursuant to the share purchase agreement with Hemp.CA, the Company owed $295 to a shareholder of Hemp.CA and who is now, Senior Vice President and Managing Director of Hemp.CA which was paid on March 30, 2017. In addition, the Company entered into a lease for the Vert and Hemp.CA properties, of which the said shareholder is also the landlord. The lease expires on November 1, 2036 and the Company has two automatic renewal terms of 10 years each. For the year ended March 31, 2017, the expense incurred under this lease including base rent and operating costs was $15 since acquisition.

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

17.	COMMITMENTS AND CONTINGENCIES

(a) The Company leases production and retail space under operating leases which range in expiration from June 30, 2017 to November 1, 2036 and also has royalty, equipment and other commitments with varying terms. All production and retail operating leases have optional renewal terms that the Company may exercise at its option.

(b) On February 11, 2016, the Company announced that it had entered into a business agreement with the recording artist known as Snoop Dogg. Under the agreement between the Company and LBC Holdings, Inc., a company controlled by Snoop Dogg, the two parties will partner on select content and brand strategy exclusively in Canada. The Company has determined the services received are best measured by reference to the fair value of the equity granted. The license agreement is for a term of up to five years.

As partial consideration for the arrangement, LBC Holdings, Inc. will receive a combination of common shares, royalties, and monetary compensation, released over the course of the agreement. The share consideration was comprised of common shares totaling 386,100 at a price of $2.59 per share, of which 135,135 common shares were issued on February 11, 2016 and 138,032 common shares were issued during the year ended March 31, 2017, with the remainder of the 112,933 common shares are escrowed for release, subject to meeting certain service criteria, over the initial three years of the term.

(c) Future minimum lease and royalty payments due in each of the next five years are as follows:

2018	$2,367
2019	3,071
2020	1,298
2021	1,244
2022	1,071
Thereafter	1,915

$10,966

(d) A portion of the purchase price of MedCann Access, which was acquired on October 1, 2015, was in the form of contingent consideration. The contingent consideration was contingent on future performance related to employment and customer milestones, certain marketing milestones, and specific achievements within one to two years of the acquisition date. The Company’s liability for this contingent consideration was measured at fair value based on the Company’s expectations of MedCann Access achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. On October 1, 2016, the Company assessed the milestones associated with the MedCann Access acquisition. Out of the remaining 2,161,026 shares held in escrow, 722,378 were released to former MedCann Access shareholders related to employment and as certain milestones of the acquisition had been met, 1,149,892 were released to the Company and cancelled, and 288,756 shares remain under escrow and are related to employment, 144,378 of which were released on April 1, 2017.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

17.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

(e) In March 2015, a claim was commenced against Canopy Growth Corporation by the former CEO for $330 in specified damages for breach of contract and wrongful dismissal. The litigation process will continue into the foreseeable future unless settled. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

(f) Prior to its acquisition by the Company, Mettrum had initiated voluntary Type III recalls for products where trace amounts of an unauthorized pesticide was found to have been applied in certain Mettrum products. A Type III recall refers to a situation in which the use of, or exposure to, a product is not likely to cause any adverse health consequences. In March 2017, two separate class action lawsuits relating to the Mettrum recalls were initiated naming Mettrum Health Corp. as respondent.

The proposed action seeks damages for the proposed class of individuals who purchased the products affected by the recall. The Company and its insurers are contesting the litigation. The litigation process will continue into the foreseeable future before the class action suit is certified by the court and unless settled out of court. No amount has been recorded in the consolidated financial statements since the amount cannot be reliably measured at this point.

18.	SUPPLEMENTARY CASH FLOW INFORMATION

The changes in non-cash working capital items are as follows:

	March 31, 2017	March 31, 2016
Amounts receivable	$(2,184)	$(132)
Prepaid expenses and other assets	(1,493)	(290)
Accounts payable and accrued liabilities	(200)	1,361
Deferred revenue	55	533
Other liabilities	(256)	72

Total	$(4,078)	$1,544

Non-cash transactions

Excluded from the March 31, 2017 amended and restated consolidated statements of cash flows was a total of $3,860 in accounts payable and accrued liabilities as follows: $3,770 of property, plant and equipment and assets in process purchases and $90 of share issue costs. Included for the March 31, 2017 amended and restated consolidated statements of cash flows is a total of $946 in accounts payable and accrued liabilities as follows: $877 of property, plant and equipment and assets in process purchases and $69 of share issue costs.

Excluded from the March 31, 2016 consolidated statements of cash flows was a total of $946 in accounts payable and accrued liabilities as follows: $877 of property, plant and equipment and assets in process purchases and $69 of share issue costs. Included for the March 31, 2016 consolidated statements of cash flows was a total of $1,798 in accounts payable and accrued liabilities as follows: $1,609 of property, plant and equipment and assets in process purchases and $189 of share issue costs.

Cash and cash equivalents consist of the following:

	March 31, 2017	March 31, 2016
Cash	$16,700	$15,397
Short-term guaranteed investment certificates	85,100	—

Total cash and cash equivalents	$101,800	$15,397

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

19.	FINANCIAL INSTRUMENTS

Currency risk

As at March 31, 2017, less than 1% of the company’s financial assets and liabilities for which cash flows are denominated in euros. No financial assets and liabilities were denominated in a foreign currency as at March 31, 2016. The Company has very limited currency risk. No other financial assets and liabilities are denominated in a foreign currency.

Interest rate risk

The Company’s exposure to interest rate risk only relates to any investments of surplus cash as well as long-term debt and capital lease obligations. The Company may invest surplus cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. Currently the Company’s short-term investments and restricted investments consist of $85,650 in guaranteed investment certificates which have fixed rates of interest.

Interest rate risk on the long-term debt and capital lease obligations is limited due to the fact that they are both fixed rate of interest instruments.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade accounts receivable. The Company is exposed to credit-related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk, but has limited risk due to the fact that the majority of sales are transacted with credit cards. Trade accounts receivable are reported net of an allowance for doubtful accounts of $252.

The carrying amount of cash and cash equivalents, short-term restricted investments and amounts receivable represents the maximum exposure to credit risk and at March 31, 2017, this amounted to $108,165 (2016—$16,883). Since the inception of the Company, no losses have been suffered in relation to cash held by the bank.

As at March 31, 2017, the Company’s aging of receivables was approximately as follows:

	March 31, 2017	March 31, 2016
0-60 days	$2,137	$810
61-120 days	909	330

Total	$3,046	$1,140

The Company’s accounts receivable are primarily driven by sales to government agencies and credit card processors and timing of bill payments. At March 31, 2017, the receivables from government agencies and credit card processor and bill payment receivables accounted for 55% and 30%, respectively, of trade accounts receivable (2016—52% and 44%, respectively).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. During the year ended March 31, 2017, the Company completed several equity financings for gross cash proceeds of $130,276.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

19.	FINANCIAL INSTRUMENTS (CONTINUED)

In addition to the commitments disclosed in Note 17, the Company is obligated to the following contractual maturities of undiscounted cash flows:

		Contractual cash			Years 4 and after -
As at March 31, 2017	Carrying amount	flows	Year 1	Years 2 - 3	5
Accounts payable and accrued liabilities	$15,386	$15,386	$15,386	$—	$—
Long-term debt	10,330	11,968	2,157	4,619	5,193

Total	$25,716	$27,354	$17,543	$4,619	$5,193

Fair values

The carrying values of cash, short-term investments, and restricted investments and accounts payable and accrued liabilities approximate their fair values due to their short-term to maturity. The mortgage payables have a carrying value of $7,549 and the term loan has a carrying value of $1,724, both of which approximate fair value.

Fair value hierarchy

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1—valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3—valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the year, there were no transfers of amounts between levels.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Cash and cash equivalents are classified as Level 1 financial instruments.

The short-term investments, restricted investments, and debt are classified as Level 2 financial instruments. The warrants were valued using a Black-Scholes option pricing model and are also classified as a Level 2 financial instrument.

The equity interest (comprised of the ordinary shares and performance shares) and options in AusCann are also classified as Level 2 financial instruments. The ordinary shares were valued by discounting the quoted price of the shares to reflect the restriction on trading using a put option pricing model. The performance shares were assessed a probability by management to reflect the impact of the performance contingency and the quoted price of the shares was discounted to reflect the restriction on trading using a put option pricing model. The options were valued using a Black-Scholes option pricing model.

The Company’s other financial instruments, including accounts receivable, accounts payable and accrued liabilities, and other liabilities are carried at cost which approximates fair value due to the relatively short maturity of those instruments.

CANOPY	GROWTH CORPORATION
AMENDED	AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR	THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

19.	FINANCIAL INSTRUMENTS (CONTINUED)

MedCann Access related contingent consideration

The Company’s liability for the MedCann Access related contingent consideration was measured at fair value based on unobservable inputs, and was considered a level 3 financial instrument. The fair value of the liability determined by this analysis was primarily driven by the Company’s expectations of MedCann Access achieving the milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones and a discount rate. The Company recognized $1,193 and $481 for the years ended March 31, 2017 and 2016, respectively, in the increase in fair value of acquisition consideration related liabilities line of the statement of net income and comprehensive income. At March 31, 2017 there was no contingent consideration as the milestones were assessed on October 1, 2016.

20.	SEGMENTED INFORMATION

The Company operates in one segment, the production and sale of medical cannabis.

All property, plant and equipment and intangible assets are located in Canada, except for $276 which is located outside of Canada.

All revenues were principally generated in Canada during the year ended March 31, 2017, except for $35, related to exported medical cannabis generated outside of Canada. All revenues were generated in Canada during the year ended March 31, 2016.

21.	EXPENSES BY NATURE

Operating expenses are presented on the face of the amended and restated consolidated statements of operations using a classification based on the functions “Cost of sales (recovery),” “Sales and marketing,” “Research and development,” and “General and administration.” The Company also presents other material operating expenses separately as they were deemed to be items of dissimilar function.

Operating expenses totalled $54,028 and $15,448 for the years ended March 31, 2017 and 2016. Total operating expenses were distributed by nature as follows:

	March 31, 2017	March 31, 2016
Employee compensation and benefits	$21,726	$9,257
Raw materials used and consumables	8,105	3,852
Other costs of sales	5,603	2,496
Net valuation gains related to inventory and biological assets	(25,555)	(18,460)
Share-based compensation	10,043	3,291
Acquisition-related costs	7,369	1,155
Depreciation and amortization	6,064	2,256
Legal and professional fees	2,947	2,373
Royalties	1,416	118
Consultants	3,391	973
Facility expenses	3,087	2,479
Patient assistance	2,913	727
Marketing and promotion	2,314	2,188
Office expenses	1,986	794
Travel and other employee expenses	1,672	1,259
Bank and payment processor fees	897	414
Share of loss in equity investments	50	276

Total	$54,028	$15,448

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

22.	CAPITAL MANAGEMENT

The Company’s objective is to maintain sufficient capital base so as to maintain investor, creditor and customer confidence and to sustain future development of the business and provide the ability to continue as a going concern. Management defines capital as the Company’s shareholders’ equity and debt. The Board of Directors does not establish quantitative return on capital criteria for management; but rather promotes year over year sustainable profitable growth. The Company currently has not paid any dividends to its shareholders.

As at March 31, 2017 total managed capital was comprised of shareholders’ equity and debt of $650,056 (March 31, 2016—$127,807).

There were no changes in the Company’s approach to capital management during the year.

The Company is subject to externally imposed restrictions related to covenants on its mortgage payable (see Note 12).

23.	SUBSEQUENT EVENTS

a) Acquisition of rTrees

On May 1, 2017, the Company purchased 100% of the issued and outstanding shares of rTrees Producers Limited (“rTrees”), a late-stage ACMPR applicant based in Yorkton, Saskatchewan. The consideration for the transaction included 3,494,505 common shares of the Company of which 698,901 common shares were issued on closing. The remaining shares were to be held in escrow and will be issued if and when specific licensing and capacity expansion related milestones are achieved.

On June 16, 2017, rTrees received its cultivation license from Health Canada, one of the licensing milestones, and released 698,901 of the escrowed shares.

b) Canopy Rivers Corporation

On May 12, 2017, the Company advanced $20,000 in the form of a convertible debenture to a newly formed subsidiary company, Canopy Rivers Corporation (“Canopy Rivers”). Other investors advanced $953 of seed capital to purchase Class B common shares, including $503 that was advanced by certain employees of the Company and another individual, where the Company provided a share purchase loan that was used to pay for the Class B common shares.

On June 16, 2017, Canopy Rivers completed a Class B common share offering for aggregate gross proceeds of $36,230 at which time the convertible debenture was converted into Class A common shares of Canopy Rivers. Through these Class A common shares the Company’s ownership interest in Canopy Rivers is 34.5%, but holds 91.3% of voting rights.

During the quarter ended September 30, 2017 Canopy Rivers made commitments totaling $16,475 under funding arrangements with an ACMPR licensee and an ACMPR applicant and advanced $8,475 under these arrangements.

c) AusCann

On May 10, 2017 AusCann received its cultivation license and the Company’s performance shares in AusCann converted into ordinary shares. On May 20, 2017 AusCann participated in AusCann’s equity financing round by investing $1,214. Following the conversion and financing the Company held 11.01% of the ordinary shares of AusCann.

d) Bedrocan arbitration

On July 14, 2017, Bedrocan Canada commenced arbitration proceedings against Bedrocan International BV seeking performance of Bedrocan International’s contractual obligations under the licensing and distribution agreement (“LDA”) between the parties. Management believes the impact of the arbitration proceedings on the Company and its customers to be negligible.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

23.	SUBSEQUENT EVENTS (CONTINUED)

e) Private placement

On July 21, 2017, the Company completed a private placement financing of 3,105,590 common shares for aggregate gross proceeds of $25,000. The offering price was $8.05 per share. The transaction was unbrokered, so transaction costs solely related to legal fees of $98 were paid as part of the common share issuance

f) Acquisition of Spot Therapeutics Inc.

On August 28, 2017, the Company purchased 100% of the issued and outstanding shares of Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick.

At closing, and in satisfaction of the first tranche payment Canopy issued 111,669 common shares to the shareholders of Spot. The second tranche payment which is estimated to be $907 will be satisfied by the issuance of additional common shares calculated using the VWAP for 20 days and is contingent on the performance of future services and the achievement of certain licensing and operational milestones.

On October 6, 2017 Canopy Rivers completed the acquisition of an industrial building and property in Fredricton for a total of $2,311 and entered into a lease agreement with Spot.    This facility will serve as Spot’s Fredericton-based production and distribution platform.

g) Grow House JA Limited (operating as Tweed JA)

On September 6, 2017, the Company subscribed for 49% of the issued and outstanding shares of Grow House JA, for $3,769. Grow House JA is a Jamaican company that had received a provisional license to cultivate and sell medical cannabis. The subscription price will be advanced based on funding milestones and as of November 13, 2017 $600 of the subscription price has been advanced.

h) Garden City Acquisition/ Land Purchase

On September 7, 2017 the Company acquired the parcel of land adjacent to its current facility in Niagara-on-the Lake including an operational greenhouse. The purchase price of $8,865 was partially settled through the payment on closing of $6,000 cash and the issuance of 111,366 common shares with a value of $1,003. The balance will be paid through the issuance of common shares to a value of $2,000 calculated at the 5-day volume weighted average price (“VWAP”) on the earlier of the completion of the facility renovation and September 7, 2018.

i) Sale of wholly-owned subsidiary Bennett North

On September 13, 2017, the Company completed the sale of its wholly-owned subsidiary Bennett North to CCC for $7,000 in cash.

j) Spectrum Denmark ApS

On September 21, 2017, the Company entered into a binding strategic agreement with Danish Cannabis Aps (“Danish cannabis”). In partnership with Danish Cannabis, the Company will establish Spectrum Denmark ApS (“Spectrum Denmark”) in order to serve the needs of Danish medical cannabis patients with the Company’s products. As part of the arrangement, Canopy Growth will provide an initial capital commitment of $10,000 to be released in tranches to Spectrum Denmark. In addition, the Company will issue up to 1,906,214 common shares in the Company to Danish Cannabis subject to Spectrum Denmark meeting defined milestones.

k) Vapium

On September 29, 2017 the Company obtained a 9.93% interest in Vapium Incorporated (“Vapium”), a company which designs and engineers portable vaporizer devices for $960 cash.

CANOPY GROWTH CORPORATION

AMENDED AND RESTATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2017 AND 2016

(Expressed in CDN $000’s except share amounts)

23.	SUBSEQUENT EVENTS (CONTINUED)

l) Canopy Health Innovations (“CHI”)

During the quarter ended September 30, 2017 CHI closed a round of financing for $8,842 which included $4,000 invested by the Company. Following this investment, the Company’s ownership interest is 43.9%.

m) Edmonton Facility Lease

During the quarter ended September 30, 2017 the Company entered into a lease for a facility in Edmonton with a company controlled by a director of the Company.

n) Constellation investment/strategic alliance

On October 30, 2017, the Company announced it had entered into a strategic relationship with Constellation Brands (“Constellation”). As part of the strategic relationship, an affiliate of Constellation will invest approximately $245,000 in Canopy Growth in exchange for common shares that, following the transaction, will represent a 9.9% equity share in the Company. The transaction closed on November 2, 2017.

In exchange for the investment, a total of 18,876,901 Canopy Growth common shares were issued at a price of $12.9783 per share based on a 5-day VWAP as of the close of markets on October 27, 2017. An equal number of common share purchase warrants were issued at the same price, subject to certain restrictions, expiring 30 months from November 2, 2017. The common shares and warrants have a hold period of four months and one day from the closing date, with the warrants being exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019.

o) BC Tweed Joint Venture Inc.

On October 11, 2017 the Company announced it had entered into a definitive agreement to form a new company, BC Tweed Joint Venture Inc. (“BC Tweed”) together with a large-scale greenhouse operator (“the Partner”) to develop 1.3 million sq. ft. of greenhouse growing capacity in British Columbia with an exclusive option to develop a further 1.7 million sq. ft. of existing greenhouse infrastructure at a second BC location. Under the terms of the agreement and subject to third-party approvals required by the Partner, BC Tweed has conditionally agreed to lease a 1.3 million sq. ft. (30-acre) greenhouse facility located on a 55-acre parcel of land in BC from an affiliate of the Partner, with an option to acquire the property.

As consideration for entering into and operating BC Tweed, Canopy Growth will, based upon various milestones and subject to required regulatory and stock exchange approvals, issue the Partner 310,316 common shares of Canopy Growth over two tranches and a further $2.75 million of common shares in two remaining tranches. Canopy Growth owns 66 2/3% of BC Tweed.

To fund the development of BC Tweed, Canopy Growth will contribute, in multiple tranches, an aggregate of $20 million in cash (of which approximately $1 million was advanced at closing), in exchange for Class A Preferred Shares with cumulative preferred dividends.